Exhibit 2.2

FIRST AMENDMENT AND WAIVER TO AGREEMENT AND PLAN OF MERGER

THIS FIRST AMENDMENT AND WAIVER TO AGREEMENT AND PLAN OF MERGER (this “Amendment and Waiver”) is made and entered into this 31st day of December, 2010, by and between Power3 Medical Products, Inc., a New York corporation (“Power3”), and Rozetta-Cell Life Sciences, Inc., a Nevada corporation (the “Company”), for the purpose of amending the Agreement and Plan of Merger (the “Merger Agreement”) dated September 7, 2010, by and between Power3 and the Company.  Capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Merger Agreement.

Recitals

WHEREAS, the parties hereto desire to amend certain provisions of the Merger Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and representations, warranties, covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

1.           The “Outside Date,” as such term appears in Section 2.1, is hereby amended to be June 30, 2011.

2.           Section 6.1(d) is hereby deleted in its entirety and replaced with the following provision:

(d)           Power3 shall have delivered to the Company any certificates evidencing the Power3 Shares in accordance with Section 2.2(b)(i);

3.           Section 6.1(e) is hereby deleted in its entirety and replaced with the following provision:

(e)           The Power3 Shareholder Approval shall have been obtained; and

4.           The following provision is hereby added as Section 6.1(f):

(f)           Subsequent to obtaining the Power3 Shareholder Approval, but prior to the consummation of the Merger, all issued and outstanding shares of Power3 Series B Preferred Stock shall be converted into Power3 Common Stock by the holders thereof.

5.           Power3 and the Company do hereby waive any breach of any representations and warranties or breach of any covenants or agreements by either party to the Merger Agreement that may exist or arise under the Merger Agreement or this Amendment and Waiver as a result of the conversion of the Series B Preferred Stock into Power3 Common Stock.

6.           The waiver set forth in Section 5 hereof is limited as specified and shall not constitute a modification, acceptance or waiver of any other provision of the Merger Agreement, nor shall it constitute an obligation to execute similar waivers or amendments under the same or similar circumstances in the future.

7.           Except as expressly provided herein, the Merger Agreement shall remain in full force and effect.

8.           This Amendment and Waiver may be executed in two or more counterparts and delivered via facsimile, each of which shall be deemed to be an original, but all of which together shall constitute one and the same agreement.

9.            This Amended and Waiver shall be governed by and construed in accordance with the laws of the State of Texas, without regard to the laws that might otherwise govern under applicable principles of conflicts of laws thereof, except to the extent that the NYGCL shall apply to the internal corporate governance of Power3 and to the extent that the NGCL shall apply to the internal corporate governance of the Company.

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IN WITNESS WHEREOF, Power3 and the Company have caused this Amendment and Waiver to be signed by their respective officers hereunto duly authorized, all as of the date first written above.

POWER3 MEDICAL PRODUCTS, INC.

By: /s/ Ira L. Goldknopf
Ira L. Goldknopf
President and Chief Scientific Officer

ROZETTA-CELL LIFE SCIENCES, INC.

By: /s/ Sara Parks Sara Parks
President and Chief Executive Officer